Exhibit 99.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-213317) and in the Registration Statement on Form F-3 (No. 333-286932) of Nebius Group N.V. of our report dated April 30, 2025, with respect to the consolidated financial statements of International Public Joint-Stock Company YANDEX and its subsidiaries for the period from January 1, 2024 to May 16, 2024, incorporated by reference in this Form 20-F.

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/s/ Joint-Stock Company “Technologies of Trust – Audit”

Moscow, Russia

April 30, 2026